Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

July 19, 2023

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Form 1-A POS Amendment Number Five

File No. 024-11949

To whom it may concern,

A post qualified offering amendment number five pursuant to Regulation A relating to these securities has been filed on July19, 2023 with the Securities and Exchange Commission.

A correction on page 30 was made with the executive compensation table. Year Ended April 30, 2022, was corrected to read Year Ended April 30, 2023. Additionally, Year Ended April 30, 2021, was corrected to read Year Ended April 20,2022.

We also updated the cover page to read Amendment Number Five and updated the date on the signature page.

Sincerely,

/S/ Jonathan Ricker
Jonathan Ricker Chief Executive Officer Mass Megawatts Wind Power, Inc.